

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Liao Jinqi
Chief Executive Officer
ZKGC New Energy Ltd
12 Xinxiangdi Jiari
Laocheng Town, Chengmai County
Hainan Province 571924
People's Republic of China

>   Re: **ZKGC New Energy Ltd**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed April 18, 2022**
>   **File No. 333-262334**

Dear Mr. Jinqi:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed April 18, 2022

Cover Page

1.   We note your response to prior comment 4. Please expand here, the summary and risk factors to clarify that Chinese regulatory authorities could disallow the VIE structure, which could likely result in a material change in your operations. Also, in addition to disclosing on the cover page that trading in your securities may be prohibited under the HFCAA, also disclose that your securities may be delisted.

2.   We note your response to prior comment 3. Disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether you have ever faced

difficulties or limitations in your ability to transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding. Also disclose whether you have cash management policies/procedures that dictate how funds are transferred and describe any limitations on the amount of funds you can transfer out of China and if you have policies to address such limitations.

Prospectus Summary
Chinese Government Regulations That May Affect Us or our VIE, page 4

3.   We note your response to prior comment 7 and reissue in part. Please describe the consequences to investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide disclosure as to how it was determined that no permissions or approvals were necessary. Ensure your revisions address permissions or approvals to operate your business, in addition to those required to offer shares and list securities.

General

4.   We note your response to prior comment 2 and reissue in full. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, we note the disclosure on the cover page of "Risks Relating to our VIE Structure."

5.   Please disclose, in a separate section, whether you have directors, officers or senior management located in China or Hong Kong. If so, state that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Add appropriate risk factor disclosure. Also, if you have at least one director or officer located in China or Hong Kong, please discuss the limitations and difficulties of bringing an action against that one director or officer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert Brantl